Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273828

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED JULY 16, 2026

TO THE PROSPECTUS DATED APRIL 28, 2026

This Supplement No. 3 supplements, and should be read in conjunction with our prospectus dated April 28, 2026, Supplement No. 1 dated May 15, 2026, and Supplement No. 2 dated June 16, 2026. Defined terms used in this Supplement No. 3 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of August 1, 2026;
•
to disclose the calculation of our June 30, 2026 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share and unit classes;
•
to provide an update on the composition of our portfolio; and
•
to provide an update on the status of our current public offering.

August 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2026 (and repurchases as of July 31, 2026) is as follows:

Transaction Price (per share)
Class S	$20.36
Class I	$20.37
Class T	$20.36
Class D	$20.37

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

June 30, 2026 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	June 30, 2026	May 31, 2026
Investment in real estate	$1,157,990,000	$1,057,655,000
Investments in real estate-related assets	42,808,292	8,541,242
Investment in infrastructure fund, at fair value	9,951,997	9,951,997
Cash and cash equivalents	30,872,836	29,906,380
Other assets	13,287,964	13,133,742
Debt obligations (at fair market value)	(538,172,563)	(484,309,173)
Due to related parties(1)	(11,315,470)	(11,302,100)
Accounts payable and other liabilities	(20,132,333)	(19,212,451)
Accrued performance participation allocation	(705,289)	—
Distribution fee payable the following month(1)	(26,746)	(27,354)
Non-controlling interests in subsidiaries	(228,901,470)	(229,014,606)
Series A Cumulative Perpetual Preferred Stock	(20,000,000)	(20,000,000)
Net Asset Value	$435,657,218	$355,322,677
Number of outstanding shares and OP units(2)	21,384,460	17,448,106

(1) The distribution fee that is payable as of June 30, 2026 related to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units is shown in the table below.

(2) Includes (i) Class AX, Class TX, Class IX, Class T, Class D, Class I, and Class S shares of common stock; (ii) Class T and Class I OP Units issued in connection with the exercise of fair market value options for various DST properties.

Due to rounding, numbers presented throughout this document may not add precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share/OP unit by class as of June 30, 2026.

NAV Per Share	AX, IX and I Common	TX Common	T Common	D Common	S Common	I OP Units	T OP Units	Total
Total Gross Assets at Fair Value	$535,573,019	$290,248	$70,271,631	$24,884,662	$320,529	$506,544,139	$117,026,861	$1,254,911,089
Distribution fees due and payable	—	(83)	(17,166)	(1,805)	(78)	—	(7,614)	(26,746)
Debt obligations (at fair market value)	(229,682,171)	(124,474)	(30,136,210)	(10,671,865)	(137,460)	(217,233,046)	(50,187,337)	(538,172,563)
Due to related parties	(4,829,234)	(2,617)	(633,636)	(224,384)	(2,890)	(4,567,484)	(1,055,225)	(11,315,470)
Accounts payable and other liabilities	(8,592,109)	(4,658)	(1,127,356)	(399,221)	(5,142)	(8,126,404)	(1,877,443)	(20,132,333)
Accrued performance participation allocation	(301,005)	(163)	(39,494)	(13,986)	(180)	(284,689)	(65,772)	(705,289)
Non-controlling interests in subsidiaries	(97,690,946)	(52,942)	(12,817,864)	(4,539,075)	(58,466)	(92,395,947)	(21,346,230)	(228,901,470)
Series A Cumulative Perpetual Preferred Stock	(8,535,633)	(4,626)	(1,119,946)	(396,596)	(5,108)	(8,072,989)	(1,865,102)	(20,000,000)
Monthly NAV	$185,941,921	$100,685	$24,379,959	$8,637,730	$111,205	$175,863,580	$40,622,138	$435,657,218
Number of outstanding shares/units	9,126,495	4,946	1,197,472	424,050	5,462	8,631,825	1,994,210	21,384,460
NAV per share/unit	$20.37	$20.36	$20.36	$20.37	$20.36	$20.37	$20.37

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	June 30, 2026
Stockholders’ equity under U.S. GAAP	$ 558,833,385
Adjustments:
Unrealized depreciation of real estate	(42,838,542)
Unrealized appreciation of real estate-related assets	1,695,878
Organization and offering costs	983,333
Acquisition costs	(7,997,914)
Deferred financing costs, net	(4,614,469)
Accrued distribution fee(1)	(83)
Accumulated depreciation and amortization	165,221,480
Fair value adjustment of debt obligations	34,922,640
Deferred rent receivable	(15,348,048)
Derivative assets, at fair value	(6,298,972)
Non-controlling interests in subsidiaries	(228,901,470)
Series A Cumulative Perpetual Preferred Stock	(20,000,000)
NAV	$ 435,657,218

Note: (1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock and Class T OP Units.

The valuations of our real properties as of June 30, 2026 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Distribution/Logistics	Multifamily	Single Tenant Life Sciences	Weighted-Average Basis
Exit Capitalization Rate	6.0%	6.7%	5.5%	6.3%	6.1%
Residual Discount Rate	7.2%	7.9%	7.0%	7.3%	7.3%
Average Holding Period (Yrs)	8.3	7.5	10.0	10.0	8.4

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Distribution/ Logistics	Multifamily	Single Tenant Life Sciences	Weighted-Average Values
Exit Capitalization Rate	0.25% Increase	-2.7%	-2.6%	-2.6%	-2.0%	-2.6%
	0.25% Decrease	3.0%	2.8%	2.9%	2.2%	2.8%
Discount Rates	0.25% Increase	-1.6%	-1.4%	-1.9%	-1.8%	-1.6%
	0.25% Decrease	1.6%	1.4%	1.9%	1.8%	1.6%

Portfolio Update

Prior month portfolio composition was presented on a forward-looking basis assuming the anticipated consolidation of an asset. As the asset was not consolidated during the current reporting period, the portfolio composition presented herein reflects the portfolio as of the reporting date.

As of June 30, 2026, and December 31, 2025, lease expirations related to our portfolio of real estate assets (excluding Multifamily and Data Center investments), based on each asset’s fair value adjusted for ownership percentage were as follows:

Year	As of June 30, 2026	As of December 31, 2025
2026	0.0%	0.0%
2027	0.0%	0.0%
2028	13.1%	12.1%
2029	0.0%	0.0%
2030	0.0%	0.0%
2031	22.5%	22.7%
2032	17.8%	35.5%
2033	0.0%	0.0%
2034 2035 After 2036	0.0% 5.6% 41.0%	0.0% 2.0% 27.7%

As of June 30, 2026, and December 31, 2025, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage was as follows:

Property Type	As of June 30, 2026	As of December 31, 2025
Multifamily	46.9%	29.9%
Single Tenant Office	25.0%	26.1%
Necessity Retail	14.5%	16.8%
Distribution/Logistics	9.5%	24.3%
Single Tenant Life Sciences	2.9%	1.4%
Data Center	1.3%	1.5%

As of June 30, 2026, and December 31, 2025, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage was as follows:

State	As of June 30, 2026	As of December 31, 2025
Texas	17.6%	15.1%
Maryland	15.9%	20.8%
Georgia	12.4%	0.0%
Ohio	11.9%	26.7%
California	10.9%	12.6%
New Jersey	6.8%	1.9%
Kansas	6.4%	1.3%
Wisconsin	6.0%	6.9%
South Carolina	4.4%	5.4%
Arizona	3.9%	5.0%
Other	3.7%	4.4%

As of June 30, 2026, and December 31, 2025, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value adjusted for ownership percentage was as follows:

•Common Equity – 100.0%

As of June 30, 2026, and December 31, 2025, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up the majority of debt maturing in 2028, and has two one-year extension options), based on principal balances adjusted for ownership percentage, was as follows:

Maturity Year	As of June 30, 2026	As of December 31, 2025
2026	0.0%	0.0%
2027	0.0%	0.0%
2028	14.0%	39.8%
2029	0.0%	0.0%
2030	2.5%	2.9%
2031	38.2%	39.9%

2032	26.4%	17.0%
2033	18.9%	0.4%
2034	0.0%	0.0%
2035	0.0%	0.0%
After 2036	0.0%	0.0%

As of June 30, 2026, and December 31, 2025, the weighted average lease term remaining of our portfolio of real estate assets (excluding Multifamily and Data Center investments), based on each asset’s fair value adjusted for ownership percentage was 7.6 years and 7.2 years, respectively.

As of June 30, 2026, and December 31, 2025, the weighted average occupancy of our portfolio of real estate assets (excluding Data Centers), based on each asset’s fair value adjusted for ownership percentage was 95.7% and 95.0%, respectively. For our distribution/logistics, retail, life sciences, and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of June 30, 2026, and December 31, 2025, the total value of real estate assets (investment in real estate and investments in real estate-related assets) was $1.2 billion and $771 million as adjusted for ownership percentage, and $1.1 billion and $561 million as adjusted for ownership percentage, respectively.

As of June 30, 2026, we held $5.6 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $41.8 million available capacity to draw on our credit facility.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of July 1, 2026, we have issued (i) 9,247,259 shares of our common stock in the primary offering for total proceeds, net of redemptions, of $262.8 million and (ii) 1,549,544 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $36.1 million. As of June 30, 2026, our aggregate NAV was $435.7 million. On June 30, 2026, we repurchased 124,869 shares of common stock pursuant to our share repurchase program for aggregate consideration of $2.5 million, honoring 38.4% of redemption requests for the month of June 2026. We intend to continue selling shares on a monthly basis.

As of July 1, 2026, we have 50 million shares of preferred stock, $0.01 par value, authorized. On April 8, 2026, we closed on an underwritten public offering of 800,000 shares of Series A Preferred Stock. Combining this transaction with the OP Unit transactions in February and June 2026, the Company has issued a total of $177.9 million of capital in 2026 resulting in a Net Asset Value of $435.7 million which is a new peak.